SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File Number  333-48402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lakeland Financial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lakeland Financial Corporation
202 East Center Street, P.O. Box 1387
Warsaw, Indiana 46581-1387

REQUIRED INFORMATION

Audited statements of net assets available for benefits of the Lakeland Financial Corporation 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKELAND FINANCIAL CORPORATION
401(k) PLAN

Date: June 13, 2017                               By:  Lakeland Financial Corporation, as Trustee
                                                                                       to the Plan

By:  /s/ Jill A. DeBatty
        Jill A. DeBatty
        Senior Vice President, People Development
        Director and Plan Administrator

LAKELAND FINANCIAL CORPORATION 401(k) PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Crowe Horwath LLP	5
99.1	Financial Statements	6